SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Publicly-held Company

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 18, 2024

I.	Date, Time and Place: On January 18, 2024, at 10:00 am, in a hybrid form, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, ZIP Code 04626-020, in the city and State of São Paulo.

II.	Call Notice and Attendance: The call notice was submitted in accordance with Article 19 of the Company's bylaws, and a majority of the members of the Board of Directors attended the meeting.

III.	Presiding Board: Chairman of the meeting: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.         Agenda: Receive notice of: the resignation of Mr. Joaquim Constantino Neto from the position of Vice-President of the Board of Directors. Resolve on: (i) the appointment Members to the Company’s Board of Directors, pursuant to Article 150 of Law No. 6,404/76 (“Brazilian Corporations Law”); and (ii) the approval and ratification of all acts performed by the Company's Officers to implement the resolutions regarding the item above.

V.          Resolutions: Following the necessary clarifications, the members of the Board of Directors present became aware of the resignation presented by Mr. Joaquim Constantino Neto from the position of Vice-Chairman of the Company's Board of Directors, as appointed in the Company's Annual General Shareholders’ Meeting, held on April 28, 2023, which minutes was registered with the Commercial Board of the State of São Paulo (“JUCESP”) under No. 223.568/23-5, on May 30, 2023, according to the resignation letter, submitted on the date hereof to the Company, which will be duly filed with the JUCESP. After due analysis of the relevant documents relating to the matters on the agenda, the members of the Board of Directors present resolved, by unanimous vote:

(i)          The appointment of Mr. Timothy Robert Coleman, American, married, retired investment banker, bearer of the passport No. 54852617, for the position of independent member of the Company's Board of Directors, and Paul Stewart Aronzon, American, no married, lawyer, bearer of the passport No. A08738760, for the position of independent member of the Company's Board of Directors, all with professional address at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the city of São Paulo, State of São Paulo, until the first General Shareholders’ Meeting of the Company to be held following the date hereof, in accordance with Article 150, of the Brazilian Corporations Law, due to the resignation presented by Mr. Richard Lark, from the position of member of the Board of Directors, and Mr. Joaquim Constantino Neto, from the position of Vice-President of the Board of Directors, submitted respectively on December 31, 2023 and January 18, 2024. The members of the Board of Directors hereby appointed will take office by signing the respective letter of investiture, to be drawn up in accordance with the law, in a proper book, which will include, pursuant to Article 147 of the Brazilian Corporations Law, the applicable statements.

As a result of the vacancy in the position of Vice-Chairman of the Company's Board of Directors following the resignation submitted by Mr. Joaquim Constantino Neto, Mr. Ricardo Constantino was appointed by the Board of Directors to assume the role of Vice-President of the Company's Board of Directors.

Therefore, the Company's Board of Directors will have the following composition as of this date: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of the identity card RG No. 929.100 SSP/DF, registered with the CPF /MF under No. 417.942.901-25, as Chairman of the Company's Board of Directors; (b) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of the identity card RG No. 671.071 SSP/DF, registered with CPF/MF under No. 546.988.806-10, Vice-President of the Company's Board of Directors; (c) ADRIAN NEUHAUSER, Chilean, married, business administrator, bearer of the passport No. F49678214, as an effective member of the Company's Board of Directors; (d) ANMOL BHARGAVA, American, married, business administrator, bearer of the passport No. 567476381, as an effective member of the Company's Board of Directors; (e) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of the identity card RG No. 38.746.171-1 SSP/SP, registered with the CPF/MF under No. 009.943.227-71, as an independent member of the Board of Company Administration; (f) PHILIPP MICHAEL SCHIEMER, German, married, business administrator, bearer of the National Registry of Foreigners (RNE) No. V 113077-M, registered with the CPF/MF under No. 172.372.968-09, as an independent member of the Board of Directors of the Company; (g) MARCELA DE PAIVA BONFIM TEIXEIRA, Brazilian, married, administrator, bearer of the identity card RG No. MG 11009076 PC/MG, registered with the CPF/MF under No. 012.640.496-84, as an independent member of the Board of Directors of Company; (h) PAUL STEWART ARONZON, American, single, lawyer, bearer of the passport No. A08738760, as an independent member of the Company's Board of Directors; and (i) TIMOTHY ROBERT COLEMAN, American, married, financial advisor, bearer of the passport No. 548526171, as an independent member of the Company's Board of Directors, all of which with professional address at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the city of São Paulo, State of São Paulo.

(ii)         The approval and ratification of all acts performed by the Company’s Officers to implement the resolutions above.

VI.	Signatures: The floor was offered to whoever wanted to use it and, as no one did so, the work was suspended for the time necessary to draw up these minutes which, once the work was reopened, was read, checked and signed by those present. Signatures: Board: Constantino de Oliveira Junior – Chairman; Renata Domingues da Fonseca Guinese – Secretary; Members of the Board of Directors attending: Constantino de Oliveira Junior, Germán Pasquale Quiroga Vilardo, Anmol Bhargava, Marcela de Paiva Bomfim Teixeira, Adrian Neuhauser, and Philip Michael Schiemer.

I hereby certify that this is a true copy of the minutes recorded in the appropriate book.

São Paulo/SP, January 18, 2024.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer